06017575

RECEIVED
2006 OCT 16 P 12: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-03138

BAE SYSTEMS PLC

Extraordinary General Meeting – Result of Poll

At an Extraordinary General Meeting held earlier today, the shareholders of BAE Systems passed a resolution approving the disposal of BAE Systems' entire interest in Airbus.

As a result, BAE Systems expects completion of the disposal to take place not later than 14 October 2006, in accordance with the Shareholders' Agreement between BAE Systems, EADS and Airbus.

The voting on the resolution was as follows:

VOTES FOR	% VOTES FOR	VOTES AGAINST	TOTAL VOTES CAST	VOTES WITHHELD
2,324,159,041	99.85%	3,400,491	2,327,559,532	2,042,805

The resolution was passed.

Terms defined in this announcement have the same meanings as set out in the circular dated 11 September 2006.

[Note: A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "for" and "against" a resolution. The "percentage of votes for" column above is rounded to two decimal places].

4 October 2006

SUPPL

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

Dw 10/18